Exhibit 99.26

F3 Hits 12.0% U3O8 Over 2.0m Within 2.66% Over 10.5m

Discovers A1 Shear Extension 3.2km South of JR

Kelowna, British Columbia--(Newsfile Corp. - October 29, 2024) - F3 Uranium Corp (TSXV: FUU) (OTC Pink: FUUFF) (“F3” or “the Company”) is pleased to announce assay results for thirteen drillholes of the ongoing 2024 drill program on the PLN Property, including PLN24-161 at the JR Zone (see NR August 13, 2024) which returned 10.5m of 2.66% U3O8, including a high grade 2.0m interval averaging 12.0% U3O8, further including an ultra-high grade core of 0.5m of 20.7% U3O8. Significant mineralization over a 13.5m interval was intersected in PLN24-184 on line 105S at JR, including 1.5m off-scale radioactivity (>65,535 cps) between 235.60 and 240.10m.

Exploration drilling focused mainly on the B1 area close to, and south of the Harrison Fault, with a number of very prospective drill holes, highlighted by PLN24-187 which was drilled on line 3240S, approximately 400m south of the Harrison Fault, and on section with PLN24-183. PLN24-183 was the first hole to intersect what is interpreted to be the southern extension of the A1 shear zone hosting the JR Zone. Due to encouraging alteration and intense shearing a down dip hole was drilled, and PLN24-187 encountered intense alteration and anomalous radioactivity (see Table 1 and Photo 1).

Sam Hartmann, Vice President Exploration, commented:

“Today’s update includes scintillometer results of drilling in the JR Zone, where three holes successfully targeted high grade mineralization in areas of lower drill hole density, as well as high-grade assay results of drillholes completed and previously announced earlier in the program. Exploration drilling south of the Harrison Fault discovered the A1 Shear Extension, ~400m beyond the previously interpreted southern extent of the A1 shear, as a discrete continuation, and parallel to the B1 structures. This potential for stacked and parallel structure south of Harrison Fault provides further high priority drill targets for high grade uranium mineralization.”

JR Zone Assay Highlights:

PLN24-161 (line 035S):

●	10.5m @ 2.66% U3O8 (206.5m to 217.5m), including:

●	2.0m @ 12.0% U3O8 (207.5m to 209.5m), further including:

●	0.5m @ 20.7% U3O8 (208.0m to 208.5m)

PLN24-163 (line 095S):

●	13.0m @ 0.45% U3O8 (197.0m to 210.0m), including:

●	2.5m @ 1.77 % U3O8 (204.0m to 206.5m)

JR Zone Handheld Spectrometer Highlights:

PLN24-184 (line 105S):

●	13.5m mineralization from 228.5m - 242.0m, including

○	3.80 m cumulative mineralization of >10,000 cps radioactivity between 233.00m - 240.30m, including 1.5m cumulative off-scale radioactivity (>65,535 cps) between 235.60 -240.10m

PLN24-185 (line 025S)

●	13.0m mineralization from 218.0m - 231.0m, including

○	2.30 m cumulative mineralization of >10,000 cps radioactivity between 223.00m - 230.50m, including 0.5m cumulative off-scale radioactivity (>65,535 cps) between 223.00 - 2424.00m

Exploration Handheld Spectrometer Highlights:

PLN24-178 (line 2835S): B1 Exploration

●	0.5m radioactivity from 446.5m - 447m with a peak of 310 cps

PLN24-180 (line 1125S): A1 South Exploration

●	0.5m radioactivity from 319.0m - 319.5m with a peak of 700 cps

PLN24-181 (line 2880S): B1 Exploration

●	0.5m radioactivity from 377.5m - 378.0m with a peak of 360 cps

PLN24-187 (line 3240S): B1 Exploration

●	0.5m radioactivity from 549.0m - 549.5m with a peak of 300 cps

Figure 1: JR Zone Assay and Spectrometer Results

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Figure 2: 2024 Drilling on A1 and B1 Shear Zones and new A1 Shear Extension

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Photo 1. A1 Extension in PLN24-187

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Table 1. Drill Hole Summary and Uranium Assay Results

Collar Information							Assay Results
Hole ID	Grid Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	U3O8 weight %
PLN24-153	555S	588064.37	6410321.99	534.56	-72.0	55.6	A1 Exploration; no mineralization >0.05
PLN24-154	2100S	587534.07	6408053.06	531.83	-60.2	35.9	A3 Exploration; no mineralization >0.05
PLN24-155	1215S	588507.31	6409827.87	536.43	-69.9	58.0	A1 Exploration; no mineralization >0.05
PLN24-156	1335S	588571.28	6409726.11	543.90	-70.0	53.2	A1 Exploration; no mineralization >0.05
PLN24-157	2745S	589215.28	6408451.38	540.75	-65.3	54.2	A1 Exploration; no mineralization >0.05
PLN24-158	2040S	588934.86	6409122.90	543.88	-70.1	56.5	A1 Exploration; no mineralization >0.05
PLN24-159	2235S	589041.26	6408957.53	543.16	-70.5	52.4	A1 Exploration; no mineralization >0.05
PLN24-160	2430S	589122.80	6408773.08	543.36	-71.5	59.0	A1 Exploration; no mineralization >0.05
PLN24-161	035S	587790.97	6410763.91	546.37	-80.3	57.0	206.50	207.50	1.00	0.19
							207.50	209.50	2.00	12.0
						incl	208.00	208.50	0.50	20.7
							209.50	217.00	7.50	0.49
						incl	215.50	216.00	0.50	2.31
PLN24-162	2850S	589301.35	6408383.61	538.03	-67.9	54.5	A1 Exploration; no mineralization >0.05
PLN24-163	095S	587813.11	6410709.84	546.85	-78.5	52.4	197.00	204.00	7.00	0.09
							204.00	206.50	2.50	1.77
						incl	205.50	206.00	0.50	3.32
							206.50	210.00	3.50	0.24
PLN24-164	2880S	589259.50	6408356.75	538.22	-65.3	68.9	A1 Exploration; no mineralization >0.05
PLN24-165	3195S	589613.77	6408183.67	535.01	-72.4	55.0	B1 Exploration; no mineralization >0.05

Assay composite parameters:

1:	Minimum Thickness of 0.5 m

2:	Assay Grade Cut-Off: 0.05% U3O8 (weight %)

3.	Maximum Internal Dilution: 2.0 m

Table 2. Drill Hole Summary and Handheld Spectrometer Results

Collar Information							* Hand-held Spectrometer Results On Mineralized Drillcore (>300 cps / >0.5m minimum)				Athabasca Unconformity Depth (m)	Total Drillhole Depth (m)
Hole ID	Section Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	Max CPS
PLN24-178	2835S	589250.1	6408364.9	537.6	-66.5	53.5	446.50	447.00	0.50	310	175.4	554
PLN24-179	4245S	590177.8	6407292.3	542.2	-64.3	54.2	B1 MSZ Exploration; no radioactivity >300 cps				372.8	533
PLN24-180	1125S	588192.3	6409710.1	542.3	-60.1	54.4	319.00	319.50	0.50	700	n.a.	556
PLN24-181	2880S	589300.5	6408383.0	539.6	-65.1	79.3	377.50	378.00	0.50	360	200.0, 308.6,360.3	466
PLN24-182	5280S	590644.1	6406355.3	539.2	-71.8	53.6	B1 MSZ Exploration; no radioactivity >300 cps				342.7	446
PLN24-183	3240S	589413.8	6407982.6	530.1	-59.0	54.1	B1 MSZ Exploration; no radioactivity >300 cps				392.6	743
PLN24-184	105S	587752.6	6410654.2	544.6	-62.1	53.2	207.50	208.00	0.50	540	194.4	290

Collar Information							* Hand-held Spectrometer Results On Mineralized Drillcore (>300 cps / >0.5m minimum)				Athabasca Unconformity Depth (m)	Total Drillhole Depth (m)
Hole ID	Section Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	Max CPS
228.50
229.00
229.50
230.00
230.50
231.00
231.50
232.00
232.50
233.00
233.50
233.80
234.00
234.50
235.00
235.50
235.60
235.90
236.00
236.50
237.00
237.50
238.00
238.15
238.50
238.65
239.00
239.20
239.50
239.60
240.00
240.10
240.30
240.50
241.00
241.50	229.00
229.50
230.00
230.50
231.00
231.50
232.00
232.50
233.00
233.50
233.80
234.00
234.50
235.00
235.50
235.60
235.90
236.00
236.50
237.00
237.50
238.00
238.15
238.50
238.65
239.00
239.20
239.50
239.60
240.00
240.10
240.30
240.50
241.00
241.50
								242.00	0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.30 0.20 0.50 0.50 0.50 0.10 0.30 0.10 0.50 0.50 0.50 0.50 0.15 0.35 0.15 0.35 0.20 0.30 0.10 0.40 0.10 0.20 0.20 0.50 0.50 0.50	980 560 1100 540 <300 2400 690 680 540 36100 22100 9900 350 7200 8700 65500 >65535 65500 550 16900 730 1700 65500 >65535 65500 >65535 23300 9900 65500 >65535 >65535 65500 9900 520 620 440
							244.00 244.50	244.50 245.00	0.50 0.50	750 810
PLN24-185	025S	587736.8	6410738.8	545.3	-65.9	52.9	218.00 218.50 219.50 220.00 220.50 221.00 222.00 222.50 223.00 223.30 223.50 223.80 224.00 224.50 224.85	218.50 219.50 220.00 220.50 221.00 222.00 222.50 223.00 223.30 223.50 223.80 224.00 224.50 224.85 225.00	0.50 1.00 0.50 0.50 0.50 1.00 0.50 0.50 0.30 0.20 0.30 0.20 0.50 0.35 0.15	570 <300 800 630 380 <300 6100 5600 >65535 59400 58700 >65535 46700 23200 9800	197.2	278

Collar Information							* Hand-held Spectrometer Results On Mineralized Drillcore (>300 cps / >0.5m minimum)				Athabasca Unconformity Depth (m)	Total Drillhole Depth (m)
Hole ID	Section Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	Max CPS
							225.00 225.25 225.50 226.00 226.50 227.00 227.50 228.00 228.50 230.00 230.30 230.50	225.25 225.50 226.00 226.50 227.00 227.50 228.00 228.50 230.00 230.30 230.50 231.00	0.25 0.25 0.50 0.50 0.50 0.50 0.50 0.50 1.50 0.30 0.20 0.50	17600 9100 8300 4600 8000 800 380 800 <300 5200 33000 1100
PLN24-186	035S	587810.1	6410777.2	545.7	-79.2	50.9	186.50 187.00 187.50 188.00 188.50 189.00 189.50 190.00 190.50 191.00 191.50 191.65 192.00 192.50 193.00 193.50 194.00 194.50 195.00 195.50 196.00 196.50 197.00	187.00 187.50 188.00 188.50 189.00 189.50 190.00 190.50 191.00 191.50 191.65 192.00 192.50 193.00 193.50 194.00 194.50 195.00 195.50 196.00 196.50 197.00 197.50	0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.15 0.35 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50	360 810 310 350 <300 560 1100 1400 1700 2400 4100 13100 2600 2000 13300 9400 7000 2800 3500 330 1700 1300 470	175.0	263
PLN24-187	3240S	589410.2	6407980.4	530.8	-65.4	53.8	549.00	549.50	0.50	300	373.0	713

Handheld spectrometer composite parameters:

1:	Minimum Thickness of 0.5m

2:	CPS Cut-Off of 300 counts per second

3:	Maximum Internal Dilution of 2.0m

Natural gamma radiation in the drill core that is reported in this news release was measured in counts per second (cps) using a handheld Radiation Solutions RS-125 scintillometer. The Company considers greater than 300 cps on the handheld spectrometer as anomalous, >10,000 cps as high grade and greater than 65,535 cps as off-scale. The reader is cautioned that scintillometer readings are not directly or uniformly related to uranium grades of the rock sample measured and should be used only as a preliminary indication of the presence of radioactive materials.

Composited weight % U3O8 mineralized intervals are summarized in Table 1. Samples from the drill core are split in half sections on site. Where possible, samples are standardized at 0.5m down-hole intervals. One-half of the split sample is sent to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) in Saskatoon, SK while the other half remains on site for reference. Analysis includes a 63 element suite including boron by ICP-OES, uranium by ICP-MS and gold analysis by ICP-OES and/or AAS.

The Company considers uranium mineralization with assay results of greater than 1.0 weight % U3O8 as “high grade” and results greater than 20.0 weight % U3O8 as “ultra-high grade.”

All depth measurements reported are down-hole and true thickness are yet to be determined.

About Patterson Lake North:

The Company’s 4,078-hectare 100% owned Patterson Lake North property (PLN) is located just within the south-western edge of the Athabasca Basin in proximity to Fission Uranium’s Triple R and NexGen Energy’s Arrow high-grade world class uranium deposits which is poised to become the next major area of development for new uranium operations in northern Saskatchewan. PLN is accessed by Provincial Highway 955, which transects the property, and the new JR Zone uranium discovery is located 23km northwest of Fission Uranium’s Triple R deposit.

Qualified Person:

The technical information in this news release has been prepare in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and approved on behalf of the company by Raymond Ashley, P.Geo., President & COO of F3 Uranium Corp, a Qualified Person. Mr. Ashley has verified the data disclosed.

About F3 Uranium Corp:

F3 Uranium is a uranium exploration company advancing its newly discovered high-grade JR Zone and exploring for additional mineralized zones on its 100%-owned Patterson Lake North (PLN) Project in the southwest Athabasca Basin. PLN is accessed by Provincial Highway 955, which transects the property, and the new JR Zone discovery is located ~25km northwest of Fission Uranium’s Triple R and NexGen Energy’s Arrow high-grade uranium deposits. This area is poised to become the next major area of development for new uranium operations in northern Saskatchewan. The PLN project is comprised of the PLN, Minto and Broach properties. The Broach property incorporates the former PW property which was obtained from CanAlaska as a result of a property swap.

Forward-Looking Statements

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the suitability of the Properties for mining exploration, future payments, issuance of shares and work commitment funds, entry into of a definitive option agreement respecting the Properties, are “forward-looking statements.” These forward-looking statements reflect the expectations or beliefs of the management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

The TSX Venture Exchange and the Canadian Securities Exchange have not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

F3 Uranium Corp.
750-1620 Dickson Avenue
Kelowna, BC V1Y9Y2

Contact Information
Investor Relations
Telephone: 778 484 8030
Email: ir@f3uranium.com

ON BEHALF OF THE BOARD
“Dev Randhawa”
Dev Randhawa, CEO

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